THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

April 18, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Paul M. Dudek, Office of International Corporate Finance, Division of Corporation Finance

RE: Registration Statement on Form F-6 filed on behalf of Sundance Energy Australia Limited (File No. 333-193044) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Sundance Energy Australia Limited (the “Company”), hereby applies to withdraw the above referenced Form F-6, together with the pre-effective amendment and all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on December 23, 2013 and amended on February 3, 2014, and the registrant requested that it be declared effective simultaneously with the Form F-1 registration statement (the “Form F-1”) filed by the Company. The Form F-1 and the Form F-6 were declared effective by the Commission on February 20, 2014. However, the Company has advised the Depositary that it does not intend to proceed with the offering covered by the Form F-1 and Form F-6. No securities have been sold under either registration statement, and the Company has withdrawn the Form F-1. The Company has requested that the registrant withdraw the Form F-6 as well.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for theissuance of American Depositary Shares representing ordinary shares of Sundance Energy Australia Limited.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

cc: Bruce R. Wilde, Emmet

Marvin & Martin, LLP

bwilde@emmetmarvin.com